Exhibit 99.2

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This operating and financial review and prospects provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the period described. This discussion should be read in conjunction with our consolidated interim financial statements and the notes to the financial statements for the six months ended June 30, 2024, furnished with our Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024 and as amended on April 12, 2024, including the consolidated annual financial statements as of December 31, 2023 and their accompanying notes included therein and “Item 5. Operating and Financial Review and Prospects.”

Forward-Looking Statements

This operating and financial review and prospects includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward-looking statements including statements related to the performance, strategies, prospects, and other aspects of Cellebrite’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; its dependency on its customers renewing their subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with higher costs or unavailability of materials used to create its hardware product components; fluctuations in foreign currency exchange rates; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject; risks associated with Cellebrite’s operations in Israel, including the ongoing Israel-Hamas war and the risk of a greater regional conflict; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on March 21, 2024 and as amended on April 12, 2024, and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Unless otherwise indicated or the context otherwise requires, all references to “Cellebrite,” the “Company,” “we,” “our,” “us,” or similar terms refer to Cellebrite DI Ltd and its subsidiaries.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Key Components of Results of Operations

Revenue

Revenue consists of subscription, other non-recurring, and professional services.

●	Subscription. Subscription revenue is comprised of subscription services and term-license revenue. The subscription services revenue is the revenue that is recognized over the life of the subscription and the term-license revenue is what is immediately recognized upon the sale of an on-premise license. In connection with our term-based license and perpetual license arrangements, we generate revenue through maintenance and support under renewable subscription, fee-based contracts that include unspecified software updates and upgrades released when and if available as well as software patches and support. Customers with active subscriptions are also entitled to our technical customers’ support.

●	Other non-recurring. Other non-recurring revenue reflects the revenue recognized from sales of other non-recurring related to offerings such as hardware sold mainly in conjunction with new software license, perpetual license and usage-based fees. Other non-recurring fees are recognized upfront assuming all revenue recognition criteria are satisfied.

●	Professional Services. Professional Services consists of revenue related to: (i) certified training sessions by Cellebrite Training; (ii) our advanced services; (iii) implementation of our products in connection with our software licenses and (iv) on premise contracted customer success and technical support. The revenue of professional services is recognized upon the delivery of our services.

Cost of Revenue

Cost of revenue consists of cost of subscription, other non-recurring, and cost of professional services.

●	Cost of Subscription. Cost of subscription revenue includes all direct cost to deliver and support subscription services, including salaries and related employees’ expenses, allocated overhead such as facilities expenses, third party license fees, fees paid to OEMs, hosting, and IT related expenses . We recognize these costs and expenses upon occurrence.

●	Cost of Other non- recurring. Cost of other non-recurring revenue includes all direct costs to deliver other non-recurring revenue, including HW costs, fees paid for third party products, materials, salaries and related employees’ expenses, allocated overhead such as depreciation of equipment and IT related expenses, warehouse, manufacturing and supply chain costs. We recognize these costs and expenses upon occurrence.

●	Cost of Professional Service. Cost of professional service revenue includes salaries and related employees’ expenses, subcontractors and all direct costs related to services such as services materials, allocated overhead for depreciation of equipment, facilities and IT related costs. We recognize these costs and expenses upon occurrence.

Gross Profit and Gross Margin

Gross profit is revenue less cost of revenue, and gross margin is gross profit as a percentage of revenue. Gross profit has been and will continue to be affected by various factors, including our revenue mix, the selling price to our customers, the cost of our manufacturing facility, supply chain, hosting, salaries, other related costs to our employees and subcontractors and overhead. We expect that our gross margin will fluctuate from period to period depending on the interplay of these various factors.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Operating Expenses

Operating expenses consists of research and development, sales and marketing and general and administrative. The most significant components of our operating expenses are personnel costs, which is included in each component of operating expenses and consists of salaries, benefits, bonuses, stock-based compensation and, with regards to sales and marketing expenses, sales commissions.

●	Research and development. Research and development expenses primarily consist of the cost of salaries and related costs for employees, subcontractors cost and depreciation of equipment. Our costs of research and development also include facility-related expenses, recruitment and training, information system licenses, hosting, support and others that contribute to the research and development operations. We focus our research and development efforts on developing new solutions, core technologies and to further enhance the functionality, reliability, performance and flexibility of existing solutions. We believe that our software development teams and our core technologies represent a significant competitive advantage for us and we expect that our research and development expenses will continue to increase, as we invest in research and development headcount to further strengthen and enhance our solutions.

●	Sales and marketing. Sales and marketing expenses primarily consist of personnel, marketing, sales and business development personnel, travel expenses, and commissions earned by our sales personnel. Our costs of sales and marketing also include facility-related expenses, recruitment and training, information system licenses, hosting, support and others that contribute to the sales and marketing operations. We expect that sales and marketing expenses will continue to increase as we continue to invest in our Go-to-Market activities.

●	General and administrative. General and administrative expenses primarily consist of personnel, insurance, consultants and facility-related costs for our executive, finance, legal, IT, human resources, administrative personnel, and other corporate expenses. We anticipate moderate growth in our expenses due to growing our operations. All of the departments are allocated with general and administrative expenses such as rent and related expenses, recruitment and training, information systems licenses, hosting, support and others.

Financial Expense, Net

Financial expense, net consists primarily of revaluation of derivative warrant liability, restricted sponsor shares and price adjustment shares, interest income on our short-term deposits, fees to banks and foreign currency realized and unrealized income and loss related to the impact of transactions denominated in a foreign currency and financial investment activities.

Tax Expense

Tax expense (as well as deferred tax assets and liabilities, and liabilities for unrecognized tax benefits) reflects management’s best assessment of estimated current and future taxes to be paid. We are subject to income taxes in Israel, the United States, and numerous other foreign jurisdictions.

Significant judgments and estimates are required in determining the consolidated income tax expense.

Our income tax rate varies from Israel’s statutory income tax rates, mainly due to differing tax rates and regulations in foreign jurisdictions and other differences between expenses and expenses recognized by other tax authorities in relevant jurisdictions. We expect this fluctuation in income tax rates, as well as its potential impact on our results of operations, to continue.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Results of Operations

The following table presents interim consolidated statement of operations data for the periods indicated and as a percentage of total revenues (in thousands of U.S. dollars).

	Six months ended June 30,
	2024	2023
	($ in thousands)
Revenue:
Subscription services	$127,841	$97,879
Term-license	36,749	30,609
Total subscription	164,590	128,488
Other non-recurring	7,054	4,890
Professional services	13,652	14,540
Total Revenue	$185,296	147,918
Cost of revenue:
Cost of subscription services	12,197	9,438
Cost of term-license	—	2
Total subscription	12,197	9,440
Cost of other non-recurring	7,920	5,907
Cost of professional services	9,408	10,090
Total cost of revenue	29,525	25,437
Gross profit	$155,771	$122,481
Operating expenses:
Research and development	46,890	42,184
Sales and marketing	64,379	54,346
General and administrative	22,768	21,192
Total operating expenses	134,037	117,722
Operating income	$21,734	$4,759
Financial expense, net	(113,078)	(74,826)
Loss before tax	(91,344)	(70,067)
Tax expense	3,839	2,886
Net loss	$(95,183)	$(72,953)

Revenue

	Six months ended June 30,		Change
	2024	2023	Amount	Percent
	($ in thousands)
Subscription services	$127,841	$97,879	$29,962	31%
Term-license	36,749	30,609	6,140	20%
Total subscription	164,590	128,488	36,102	28%
Other non-recurring	7,054	4,890	2,164	44%
Professional services	13,652	14,540	(888)	(6)%
Total Revenue	$185,296	$147,918	$37,378	25%

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Subscription

Subscription revenue is comprised of subscription services and term-license revenue. The subscription services revenue is the revenue that is recognized over the life of the subscription and the term-license revenue is what is immediately recognized upon the sale of an on-premise subscription license. Subscription revenue increased by $36.1 million, or 28.1% for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, primarily due to an increase related to the continuous adoption of our leading Inseyets Collect & Review offering.

Other non-recurring

Other non-recurring increased by $2.2 million, or 44.3% for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023,primarily due to the increase in hardware products selling related to our leading Inseyets Collect & Review offering.

Professional Services

Professional services revenue decreased by $0.9 million, or 6.1% for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, primarily due to reduced demand for Cellebrite Advanced Services as more customers adopted the advanced lawful access solutions.

Cost of Revenue

	Six months ended June 30,		Change
	2024	2023	Amount	Percent
	($ in thousands)
Cost of subscription services	$12,197	$9,438	$2,759	29%
Cost of term license	—	2	(2)	(100)%
Total subscription	12,197	9,440	2,757	29%
Cost of other non-recurring	7,920	5,907	2,013	34%
Cost of professional services	9,408	10,090	(682)	(7)%
Cost of Revenue	$29,525	$25,437	$4,088	16%

Cost of Subscription

Cost of subscription services increased by $2.8 million, or 29.2% for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023. This increase is primarily due to hosting expenses, and expenses related to customer success, and customer support.

Cost of Other non-recurring

Cost of other non-recurring revenue increased by $2.0 million, or 34% for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023. This increase is primarily due to higher mix of hardware related revenue and costs associated with upgrading existing hardware.

Cost of Professional Services

Cost of professional services revenue decreased by $0.7 thousands, or 6.8% for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023. This decrease is primarily due to reduced costs of theadvanced services activity in response to that business decline.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Gross Profit and Gross Profit Margin

	Six months ended June 30,		Change
	2024	2023	Amount	Percent
	($ in thousands)
Gross Profit:
Subscription services	$115,644	$88,441	$27,203	31%
Term-license	36,749	30,607	6,142	20%
Total subscription	152,393	119,048	33,345	28%
Other non-recurring	(866)	(1,017)	151	15%
Professional services	4,244	4,450	(206)	(5)%
Total gross profit	$155,771	$122,481	$33,290	27%

Gross Profit Margins:
Subscription services	90%	90%
Term-license	100%	100%
Total subscription	93%	93%
Other non-recurring	(12)%	(21)%
Professional services	31%	31%
Total gross margin	84%	83%

Subscription

Subscription gross profit increased by $33.3 million, or 28%, for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023. Subscription gross profit margin marginally did not change between periods, 93% , for the six months ended June 30, 2024, and for the six months ended June 30, 2023.

Other non-recurring

Other non-recurring gross profit increased by $0.2 million, or 15%, for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023. Other non-recurring gross lossmargin decreased from (21)% to (12)%, for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, mainly as a result of reducing hardware costs and improving the pricing of hardware products.

Professional Services

Professional services gross profit decreased by $0.2 million, or 5% for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023. Services gross profit margin did not change between periods, for the six months ended June 30, 2024, and the six months ended June 30, 2023.

Operating Expenses

	Six months ended June 30,		Change
	2024	2023	Amount	Percent
	($ in thousands)
Operating expenses
Research and development, net	46,890	42,184	4,706	11%
Sales and marketing	64,379	54,346	10,033	18%
General and administrative	22,768	21,192	1,576	7%
Total operating expenses	$134,037	$117,722	$16,315	14%

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Research and development

Research and development expenses increased by $4.7 million, or 11%, for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023. This increase is mainly attributable to an increase in salaries and related costs for employees and subcontractors of $3 million, and hosting and IT services of $0.7 million.

Sales and marketing

Sales and marketing expenses increased by $10.0 million, or 18%, for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023. The increase primarily relates to higher salaries and related costs for employees of $5.3 million and an increase of $2.5 million in marketing activities.

General and administrative

General and administrative expenses increased by $1.6 million, or 7%, for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023. The increase primarily relates to higher salaries and related costs for employees of $1.3 million and professional service of $2.2 million offset by a decrease relating to insurance expenses.

Finance Expense, net

Finance expense, net increased by $38.3 million, or 51%, for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023. mainly due to remeasurement to fair value of Restricted Sponsor Shares, Price Adjustment Shares and Derivative warrant liability due to an increase in share price.

Taxes Expense

Taxes expense increased by $1.0 million, or 33%, for the six months ended June 30, 2024, as compared to the six months ended June 30, 2023, mainly as a result of an improvement in the company's profitability.

Liquidity and Capital Resources

Our cash, cash equivalents, short-term deposits and marketable securities were $366 million as of June 30, 2024, in comparison to $332 million as of December 31, 2023.

We derive our cash primarily from our business operations. Currently, our primary liquidity needs are employee salaries and benefits, product development, and other operating activities to support our organic growth, and our operating cash requirements may increase in the future as we continue to invest in the growth of our company. During the six months ended June 30, 2024 and 2023, our capital expenditures amounted to $4.5 million and $1.9 million, respectively, primarily consisting of expenditures related to property and equipment software and intangible assets, and we expect that our capital expenditures for the next 12 months will relate to the same needs. We may also enter into future arrangements to acquire or invest in businesses, products, services, strategic partnerships, and technologies.

We believe that our existing cash and cash equivalents, short-term investments and cash flows from operations will be sufficient to fund our organic operations and capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, timing of renewals and subscription renewal rates, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new customer base, the timing of introductions of new software products and enhancements to existing software products, and the continuing market acceptance of our software offerings and our use of cash to pay for acquisitions. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all.

Cellebrite DI Ltd. and its Subsidiaries

Notes to Interim Consolidated Financial Statements
U.S. dollars (in thousands, except share and per share data)

Credit Facilities

We do not have any credit facilities.

Cash Flows

	Six months ended June 30,
	2024	2023
	($ in thousands)
Net cash provided by operating activities	$24,554	$29,052
Net cash used in investing activities	$(114,859)	$(14,806)
Net cash provided by financing activities	$8,393	$8,419

Operating Activities

For the six months ended June 30, 2024, cash provided by operating activities was $24.6 million, mainly as a result of an increase in the Company’s non-GAAP operating income

For the six months ended June 30, 2023, cash provided by operating activities was $29.1 million, mainly as a result of a decrease in Trade Receivables of $18.1 million and an increase in Deferred Revenue of $10.6 million, as a result of increased sales to customers and collection from customers.

Investing Activities

Cash used in investing activities for the six months ended June 30, 2024 was $114.9 million, primarily as a result of investment and maturities in short-term deposits, net of $46.5 million, offset by investment and maturities in marketable securities, net of $63.8 million.

Cash used in investing activities for the six months ended June 30, 2023 was $14.8 million, primarily as a result of investment and maturities in short-term deposits, net of $15.4 million, offset with investment and maturities in marketable securities, net of $2.5 million.

Financing Activities

Cash provided by financing activities in the six months ended June 30, 2024 was $8.4 million, mainly as a result of proceeds from exercise of stock options to shares of $6.9 million and proceeds from Employee Share Purchase Plan, net of $1.5 million.

Cash provided by financing activities in the six months ended June 30, 2023 was $8.4 million, mainly as a result of proceeds from exercise of stocke options to shares of $7.2 million and proceeds from Employee Share Purchase Plan, net of $1.2 million.